

March 27, 2015

Michael A. Shriner
President and Chief Executive Officer
MSB Financial Corp.
1902 Long Hill Road
Millington, New Jersey 07946-0417

> **Re:**   **MSB Financial Corp**.
> **Registration Statement on Form S-1**
> **Filed March 6, 2015**
> **File No. 333-202573**

Dear Mr. Shriner:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1

1. Please revise the alternative prospectus for the exchange offer to make corresponding changes, as appropriate, for staff comments on this offering statement.

2. Please confirm that you will not use the prospectus before the effective date of the registration statement or revise to include the "subject to completion" legend on the prospectus cover page. We reference Item 501(b) (10) of Regulation S-K.

Prospectus Cover Page

3. We note the statement that the stock of the new company, MSB Financial – Maryland, "will continue to trade on the Nasdaq Global Market under the symbol "MSBF." Please revise here and elsewhere, as appropriate, to clarify that there is no market yet for the shares of the new company.

Market for the Common Stock, page 39

4. Please clarify that the trading price of shares issued in this offering will be different than the currently traded shares of the registrant's predecessor.

Business

Lending Activities, page 69

5. In the Summary and Risk Factors you discuss your plan to increase your commercial real estate and multifamily mortgage lending as well as commercial business lending. Please discuss any changes to your underwriting and asset quality procedures that you have implemented or contemplate implementing as part of your growth strategy.

Management's Discussion and Analysis of Financial Condition and Results of Operations

6. We note the disclosures on pages 48, 54, and 56 regarding the $439,000 customer-related fraud loss recorded during the quarter ended December 31, 2014. Please tell us and revise the relevant sections your filing (i.e. MD&A, Risk Factors, etc.) to include the following:

    •   A detailed understanding of the nature of the fraud loss, how it occurred, and any controls and procedures implemented resulting from this loss; and

    •   An explanation of any proposed legal actions you are pursuing resulting from this loss and/or whether you have insurance coverage protection that will assist in recovery of any of this loss, as applicable.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

    •   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John Spitz at 202-551-3484 or Michael Volley at 202-551-3437 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or me at 202-551-3338 with any other questions.

Sincerely,

/s/ Dietrich King

Dietrich King
Assistant Director